

82-03138

BAE Systems plc

Rule 2.10 announcement
Relevant securities in issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, BAE Systems plc confirms that it has in issue 3,220,098,712 Ordinary Shares of 2.5 pence each under ISIN code GB0002634946 and 266,079,032 7.75 pence net Cumulative Convertible Redeemable Preference Shares of 25 pence each under ISIN code GB0001271690.

31 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was notified on 30 March 2006 and 31 March 2006 respectively by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee (i) purchased 3,100,000 ordinary shares of 2.5 pence each in BAE Systems plc on 30 March 2006 at a price of 427.5 pence per share and (ii) purchased 83,915 ordinary shares of 2.5 pence each in BAE Systems plc on 31 March 2006 at a price of 425.57 pence per share. The transactions took place on the London Stock Exchange. The shares were purchased for participants under the Free Shares element of the BAE Systems Share Incentive Plan and its Australian equivalent. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

Awards of shares under the Share Incentive Plan have been granted today to eligible employees including the following directors and persons discharging managerial responsibilities ("PDMRs"):

Name of Director/PDMR	Number of BAE Systems plc Ordinary shares acquired
Chris Geoghegan	97
Michael Lester	97
Steve Mogford	97
George Rose	97
Mike Turner	97
Alastair Imrie	97
Ian King	97
Mike Rouse	97

No consideration was paid for the grant of the award.

31 March 2006

82-03138

BAE Systems plc

Rule 2.10 announcement
Relevant securities in issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, BAE Systems plc confirms that it has in issue 3,220,090,242 Ordinary Shares of 2.5 pence each under ISIN code GB0002634946 and 266,079,032 7.75 pence net Cumulative Convertible Redeemable Preference Shares of 25 pence each under ISIN code GB0001271690.

30 March 2006

BAE Systems

82-03138

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Hill Samuel ESOP Trustees Limited, the Trustee of the BAE Systems Share Incentive Plan (an all-employee share scheme)**
Company dealt in	**BAE Systems plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares of 2.5p each**
Date of dealing	**31 March 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	N/A		N/A	
(2) Derivatives (other than options)	N/A		N/A	
(3) Options and agreements to purchase/sell	N/A		N/A	
Total	N/A		N/A	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	N/A		N/A	
(2) Derivatives (other than options)	N/A		N/A	
(3) Options and agreements to purchase/sell	N/A		N/A	
Total	N/A		N/A	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
N/A	N/A

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase of shares in respect of the grant of awards under the BAE Systems Share Incentive Plan, an all-employee share scheme	83,915	[xxx] pence per share

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
N/A			

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**31 March 2006**
Contact name	**Ann-Louise Holding, Assistant Company Secretary, BAE Systems plc**
Telephone number	**01252 383185**
Name of offeree/offeror with which associated	**BAE Systems plc**
Specify category and nature of associate status (Note 10)	**Employee Share Ownership Trust for BAE Systems employees**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Chris Geoghegan, Director, BAE Systems plc** **Michael Lester, Director, BAE Systems plc** **Steve Mogford, Director, BAE Systems plc** **George Rose, Director, BAE Systems plc** **Mike Turner, Director, BAE Systems plc**
Company dealt in	**BAE Systems plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares of 2.5p each**
Date of dealing	**31 March 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	N/A	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	N/A	N/A

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
N/A	N/A

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Acqusition of shares granted as an award under the BAE Systems Share Incentive Plan, an all-employee share scheme	97 shares acquired by each of the five executive directors listed in (1) above.	No consideration paid by the individual directors for the grant of award. The award value was 427.75 pence per share

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
N/A			

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)
N/A		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**3 April 2006**
Contact name	**Ann-Louise Holding,** **Assistant Company Secretary, BAE Systems plc**
Telephone number	**01252 383185**
Name of offeree/offeror with which associated	**BAE Systems plc**
Specify category and nature of associate status (Note 10)	**Directors**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.1 (RESUBMITTED FOR INFORMATION)

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS (Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Hill Samuel ESOP Trustees Limited, the Trustee of the BAE Systems Share Incentive Plan (an all-employee share scheme)**
Company dealt in	**BAE Systems plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares of 2.5p each**
Date of dealing	**31 March 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	N/A	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	N/A	N/A

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
N/A	N/A

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase of shares in respect of the grant of awards under the BAE Systems Share Incentive Plan, an all-employee share scheme	**83,915**	**425.57 pence per share**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
N/A			

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**31 March 2006**
Contact name	**Ann-Louise Holding, Assistant Company Secretary, BAE Systems plc**
Telephone number	**01252 383185**
Name of offeree/offeror with which associated	**BAE Systems plc**
Specify category and nature of associate status (Note 10)	**Employee Share Ownership Trust for BAE Systems employees**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***